Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction

Hermes Consolidated, LLC	Delaware

Par Hawaii, LLC	Delaware

Par Hawaii Refining, LLC	Hawaii

Par Hawaii Shared Services, LLC	Delaware

Par Pacific Hawaii Property Company, LLC	Delaware

Par Petroleum Finance Corp.	Delaware

Par Petroleum, LLC	Delaware

Par Piceance Energy Equity, LLC	Delaware

Par Tacoma, LLC	Delaware

U.S. Oil and Refining Co.	Delaware

Wyoming Pipeline Company, LLC	Wyoming

Laramie Energy, LLC (46.0% interest)	Delaware